                                                   FORM U-13-60
                                      Mutual and Subsidiary Service Companies
                                             Revised February 7, 1980

                                                   ANNUAL REPORT

                                                  For the Period

                                 Beginning April 1, 2001 and Ending March 31, 2002

                                                      To The

                                      U.S. SECURITIES AND EXCHANGE COMMISSION

                                                        Of

                                      NATIONAL GRID USA SERVICE COMPANY, INC.

                                           A Subsidiary Service Company

                                     Date of Incorporation: September 5, 1935

                          State or Sovereign Power under which Incorporated or Organized:

                                         The Commonwealth of Massachusetts

                           Location of Principal Executive Offices of Reporting Company:

                                                 25 Research Drive
                                               Westborough, MA 01582

                    Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                              E. A. Capomacchio, Jr.
                                                    Controller
                                                 25 Research Drive
                                               Westborough, MA 01582

                        Name of Principal Holding Company Whose Subsidiaries are served by
                                                Reporting Company:

                                                 National Grid USA

                                                  SEC 1926 (6-82)

                                                      Page 2
                                       INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing  Rule 94 provides that on or before the first day of August in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to
Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the
Instructions for that form.

      2. Number of Copies  Each annual report shall be filed in duplicate.  The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

      3. Period Covered by Report  The first report filed by any company shall cover the period from the date the
Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that fiscal year.  Subsequent reports should cover a calendar year.

      4. Report Format  Reports shall be submitted on the forms prepared by the Commission.  If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

      5. Money Amounts Displayed  All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

      6. Deficits Displayed  Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes.  (Regulation S-X, Section 210.3-01(c))

      7. Major Amendments or Corrections  Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected.  A cover letter shall be submitted requesting the
Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions  Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual
Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended
February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart  The service company shall submit with each annual report a copy of its current organization chart.

      10. Methods of Allocation  The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and
Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

      11. Annual Statement of Compensation for Use of Capital Billed  The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                              ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC

                                   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts                                        Schedule or Account       Page Number
                                                                                     No.
COMPARATIVE BALANCE SHEET                                                   Schedule I                     4-5
         Service company property                                           Schedule II                    6-7
         Accumulated provision for depreciation and amortization of
           service company property                                         Schedule III                    8
         Investments                                                        Schedule IV                     9
         Accounts receivable from associate companies                       Schedule V                     10
         Fuel stock expenses undistributed                                  Schedule VI                    11
         Stores expense undistributed                                       Schedule VII                   12
         Miscellaneous current and accrued assets                           Schedule VIII                  13
         Miscellaneous deferred debits                                      Schedule IX                    14
         Research, development, or demonstration expenditures               Schedule X                     15
         Proprietary capital                                                Schedule XI                    16
         Long-term debt                                                     Schedule XII                   17
         Current and accrued liabilities                                    Schedule XIII                  18
         Notes to financial statements                                      Schedule XIV                   19

COMPARATIVE INCOME STATEMENT                                                Schedule XV                    20
         Analysis of billing - associate companies                          Account 457                    21
         Analysis of billing - nonassociate companies                       Account 458                    22
         Analysis of charges for service - associate and nonassociate
           companies                                                        Schedule XVI                   23
         Schedule of expense by department or service function              Schedule XVII                 24-26
         Departmental analysis of salaries                                  Account 920                    27
         Outside services employed                                          Account 923                   28-30
         Employee pensions and benefits                                     Account 926                    31
         General advertising expenses                                       Account 930.1                  32
         Miscellaneous general expenses                                     Account 930.2                  33
         Rents                                                              Account 931                    34
         Taxes other than income taxes                                      Account 408                    35
         Donations                                                          Account 426.1                  36
         Other deductions                                                   Account 426.5                  37
         Notes to statement of income                                       Schedule XVIII                 38

         LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
Description of Reports or Statements

ORGANIZATION CHART                                                                                         39
METHODS OF ALLOCATION                                                                                      40
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                                 41

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)
                                                    SCHEDULE I
                                             COMPARATIVE BALANCE SHEET

Account                              Assets and Other Debits                               Current              Prior
                                                                                           3/31/02            3/31/01

                 SERVICE COMPANY PROPERTY
101              Service company property
                 (Schedule II)                                                               $15.8              $20.1
107              Construction work in progress
                 (Schedule II)
                          Total Property                                                     $15.8              $20.1
108              Less accumulated provision for depreciation and amortization of service company property
                 (Schedule III)                                                              (4.6)              (4.3)
                          Net Service Company Property                                        11.2               15.8
                 INVESTMENTS
123              Investments in associate companies
                 (Schedule IV)
124 & 128        Other Investments (Schedule IV)                                             113.6              100.4
                          Total Investments                                                  113.6              100.4
                 CURRENT AND ACCRUED ASSETS
131              Cash                                                                          1.8                 .7
134              Special deposits                                                               .7
135              Working funds                                                                  .1
136              Temporary cash investments (Schedule IV)
141              Notes receivable from associate companies
                 (Money Pool)                                                                                    26.3
143              Accounts receivable                                                           1.8                 .4
144              Accumulated provision of uncollectible accounts
146              Accounts receivable from associate companies
                 (Schedule V)                                                                 51.4               30.1
152              Fuel stock expenses undistributed (Schedule VI)
154              Materials and supplies
163              Stores expense undistributed (Schedule VII)
165              Prepayments                                                                  13.3                6.3
174              Miscellaneous current and accrued assets
                 (Schedule VIII)
                          Total Current and Accrued Assets                                    69.1               63.8
                 DEFERRED DEBITS
181              Unamortized debt expense
184              Clearing accounts
186              Miscellaneous deferred debits (Schedule IX                                  106.4              110.0
188              Research, development, or demonstration expenditures (Schedule X)
190              Accumulated deferred income taxes
                                                                                              19.0               20.3
                          Total Deferred Debits                                              125.4              130.3
                          TOTAL ASSETS AND OTHER DEBITS                                     $319.3             $310.3

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                    SCHEDULE I
                                             COMPARATIVE BALANCE SHEET

Account                        Liabilities and Proprietary Capital                         Current              Prior
                                                                                           3/31/02            3/31/01

                 PROPRIETARY CAPITAL
201              Common stock issued (Schedule XI)                                           $10.7              $10.7
211              Miscellaneous paid-in-capital
                 (Schedule XI)
215              Appropriated retained earnings (Schedule XI)
216              Unappropriated retained earnings (Schedule XI)                              (1.9)                3.4
                          Total Proprietary Capital                                            8.8               14.1
                 LONG-TERM DEBT
223              Advances from associate companies (Schedule XII
224              Other long-term debt (Schedule XII)
225              Unamortized premium on long-term debt
226              Unamortized discount on long-term debt- debit                               _____              _____
                          Total Long-Term Debt                                               _____              _____
                 CURRENT AND ACCRUED LIABILITIES
231              Notes payable
232              Accounts payable                                                             33.4               16.5
233              Notes payable to associate companies
                 (Schedule XIII)                                                               3.8
234              Accounts payable to associate companies
                 (Schedule XIII)                                                               1.0                 .5
236              Taxes accrued                                                                  .4
237              Interest accrued
238              Dividends declared
241              Tax collections payable
242              Miscellaneous current and accrued liabilities
                 (Schedule XIII)                                                              14.2               13.7
                          Total Current and Accrued Liabilities                               52.8               30.7
                 DEFERRED CREDITS
253              Other deferred credits                                                      257.7              265.5
255              Accumulated deferred investment tax credits
                          Total Deferred Credits                                             257.7              265.5
282              ACCUMULATED DEFERRED INCOME TAXES
                          TOTAL LIABILITIES AND PROPRIETARY CAPITAL                         $319.3             $310.3

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                    SCHEDULE II
                                             SERVICE COMPANY PROPERTY

                                                                                                           BALANCE AT
                                                                                          OTHER (1)     CLOSE OF YEAR
                                  BALANCE AT                      RETIREMENTS OR SALES     CHANGES            3/31/02
DESCRIPTION                        3/31/01         ADDITIONS
          Account
301       Organization
303       Miscellaneous
            Intangible Plant              $0.5                                                 $(0.4)            $0.1
304       Land and Land Rights
305       Structures and
            Improvements
306       Leasehold
            Improvements
307       Equipment (2)
308       Office Furniture
            and Equipment                 19.6                                                 $(3.9)            15.7

309       Automobiles, Other
            Vehicles and
            Related Garage
            Equipment
310       Aircraft and
            Airport Equipment
311       Other Service
            Company Property (3)          ____                                                                   ____
                     SUB-TOTAL            20.1                                                                   15.8
107       Construction Work
            in Progress (4)               ____                                                                   ____
                         TOTAL            20.1                                                                   15.8

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                              SCHEDULE II - CONTINUED

(1)     PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

(2)     Subaccounts are required for each class of equipment owned.  The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

SUBACCOUNT DESCRIPTION                    BALANCE            ADDITIONS      OTHER             BALANCE AT CLOSE OF YEAR
                                          3/31/01                          CHANGES                    3/31/02
Capitalized lease for Human Resource
  Computer Information System                    $4.6         $5.9 (A)                                         $10.5
Capitalized lease for Retail
  Operations Computer Mapping System             10.2                           (10.2)   (B)                       -
                TOTAL                            14.8                                                           10.5
General Plant
Communication Software                             .5                                                             .5
Communication Equipment                           4.8                                                            4.8
                TOTAL                             5.3                                                            5.3
                TOTAL                           $20.1                                                          $15.8

(A) Peoplesoft & Walker Upgrade also reflects amortization of capital lease.
(B) Write-off of NEEGIS, a computer mapping system.

(3)     DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        None

(4)     DESCRIBE CONSTRUCTION WORK IN PROGRESS:

        None

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                   SCHEDULE III
                                    ACCUMULATED PROVISION FOR DEPRECIATION AND
                                     AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                                                        OTHER CHANGES
                                                    ADDITIONS                            AND (DEDUCT)     BALANCE AT
                                                 CHARGED TO ACCT                             (1)        CLOSE OF YEAR
                                   BALANCE AT          403                                                 3/31/02
DESCRIPTION                         3/31/01                            RETIREMENTS
Account
301       Organization
303       Miscellaneous
            Intangible Plant
304       Land and Land Rights
305       Structures and
            Improvements
306       Leasehold
            Improvements
307       Equipment                      $(4.3)              (.3)                                               $(4.6)
308       Office Furniture and
            Equipment
309       Automobiles, Other
            Vehicles and
            Related Garage
            Equipment
310       Aircraft and Airport
            Equipment
311       Other Service
            Company Property
                  TOTAL                  $(4.3)             $(.3)                                               $(4.6)

1)      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)
                                                    SCHEDULE IV
                                                    INVESTMENTS
INSTRUCTIONS:         Complete the following schedule concerning investments.

                      Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                      Under Account 136, "Temporary Cash Investments," list each investment separately.

                                                                                                      BALANCE AT CLOSE
                                                                                                       OF YEAR 3/31/02
                                                                                 BALANCE AT 3/31/01
DESCRIPTION
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                                None               None
                       TOTAL                                                                   None               None
ACCOUNT 124 & 128 - OTHER INVESTMENTS
              Supplemental Retirement/Deferred
                       Compensation Plan Trust Fund                                           $77.4              $79.0
              General American Life Insurance Company -
                       Net Cash Surrender Value                                                 7.5                9.2
              Confederation Life Insurance Company -
                       Net Cash Surrender Value                                                 4.5                2.3
              Aurora National Life Assurance Company -
                       Net Cash Surrender Value                                                 4.6                5.6
              Metropolitan Life Insurance Company -
                       Net Cash Surrender Value                                                 3.1                4.3
              Pacific Mutual Life Insurance Company -
                       Deferred Compensation - Life Insurance
                       Investments & Net Cash Surrender Value                                  (.9)                2.4
              Security Life of Denver
                       Net Cash Surrender Value                                                 2.1                2.9
              Guardian Life Insurance Company
                       Net Cash Surrender Value                                                  .9                 .9
              Allmerica Financial Life Insurance Company
                       Net Cash Surrender Value                                                                    1.2
              New York Life Insurance Company
                       Net Cash Surrender Value                                                                    1.0
              CRG Life Insurance Company
                       Net Cash Surrender Value                                                                    2.4
              PFL Life Insurance Company
                       Net Cash Surrender Value                                                 1.2                2.4
                       TOTAL                                                                 $100.4             $113.6
ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
              See Note A, Schedule XIV
                       TOTAL

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                    SCHEDULE V
                                   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                                                      BALANCE AT CLOSE
                                                                                                       OF YEAR 3/31/02
                                                                                 BALANCE AT 3/31/01
DESCRIPTION
ACCOUNT 146 -ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
          National Grid USA (Trust)                                                          $(1.2)             $(1.6)
          Nantucket Electric Company                                                             .1                 .2
          Massachusetts Electric Company                                                        6.4               17.0
          New England Hydro-Trans. Electric Co., Inc.                                            .1                 .4
          New England Hydro-Trans. Corp.                                                          -                 .1
          New England Power Company                                                            19.4               12.2
          New England Electric Transmission Corp.                                                 -                 .1
          Yankee Atomic Electric Company                                                         .1                 .1
          Granite State Electric Company                                                         .3                 .8
          The Narragansett Electric Company                                                     2.5                7.0
          Wayfinder, Inc                                                                         .1                 .1
          NEES Communications, Inc                                                               .2                 .7
          NEES Energy, Inc                                                                     (.1)                  -
          Niagara Mohawk Power Corp.                                                              -                6.6
          National Grid - Group                                                                 2.2                7.7
          TOTAL                                                                               $30.1              $51.4
                                                                                                        TOTAL PAYMENTS
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
          National Grid USA (Trust)                                                           $12.8               $2.0
          Nantucket Electric Company                                                             .1                 .2
          Massachusetts Electric Company                                                       13.5               19.7
          New England Hydro-Trans. Electric Co., Inc.                                             -                 .1
          New England Power Company                                                             3.1                7.3
          Granite State Electric Company                                                         .4                 .5
          The Narragansett Electric Company                                                     4.2                6.9
          NEES Communications, Inc.                                                               -                 .3
          NEES Energy, Inc.                                                                      .7                 .3
          AllEnergy Marketing Company, L.L.C.                                                    .1                  -
          Niagara Mohawk Power Corp.                                                              -                 .3
          National Grid - Group                                                                   -                4.3
          TOTAL PAYMENTS                                                                      $34.9              $41.9

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                    SCHEDULE VI
                                         FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed
                  "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION                                                                     LABOR         EXPENSES           TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED                                  None             None            None
                  TOTAL                                                          None             None            None

SUMMARY:

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                   SCHEDULE VII
                                           STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                                                                     LABOR         EXPENSES           TOTAL

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                                       None             None            None
            TOTAL                                                                None             None            None

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                                             (In Thousands of Dollars)

                                                   SCHEDULE VIII
                                     MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                                                      BALANCE AT CLOSE
                                                                                                       OF YEAR 3/31/02
                                                                                 BALANCE AT 3/31/01
DESCRIPTION
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                                         None               None
             TOTAL                                                                             None               None

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                                                  (In Thousands)

                                                    SCHEDULE IX
                                           MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class, showing the number of items in each class.

                                                                                                      BALANCE AT CLOSE
                                                                                                       OF YEAR 3/31/02
                                                                                 BALANCE AT 3/31/01
DESCRIPTION
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS
          Unbilled Computer Information Systems Costs                                          $167                $ -
          Unbilled Shared Microwave System Expenses                                               -                  8
          Unbilled Employee Relocation                                                           28                  -
          Unbilled Service Company                                                                -                183
          Unbilled Bankers Leasing Costs                                                          -                248
          Prepaid Pension Costs                                                             109,798            105,100
          TOTAL                                                                            $109,993           $105,539

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                    SCHEDULE X
                                RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION                                                                                                     AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES                                                None
                 TOTAL                                                                                            None

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
                                         For the Year Ended March 31, 2002
                         (Expressed in Millions, Rounded to Hundred Thousands of Dollars,
                                              Except Per Share Data)

                                                    SCHEDULE XI
                                                PROPRIETARY CAPITAL

                                                                             PAR OR
                                                                             STATED
                                                       NUMBER OF SHARES    VALUE PER
 ACCOUNT NUMBER                                           AUTHORIZED         SHARE      OUTSTANDING CLOSE OF PERIOD
                  CLASS OF STOCK
                                                                                        NO. OF        TOTAL AMOUNT
                                                                                        SHARES
201               COMMON STOCK ISSUED                       4,000             $25            3             $75

INSTRUCTIONS:        Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION                                                                                                     AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
               Capital contributions from National Grid USA, the holding company (SEC File
                 No. 70-9673):                                                                                    $5.0
               Adjustments relating to acquisition by National Grid Group and merger of
                 EUA Service Company                                                                               5.7
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                      None
               TOTAL                                                                                             $10.7

INSTRUCTIONS:        Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                                                                     BALANCE AT CLOSE
                                                  BALANCE AT        NET INCOME OR   DIVIDENDS PAID    OF YEAR 3/31/02
DESCRIPTION                                          3/31/01               (LOSS)
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS
Retained earnings                                       $1.9                   .5            (1.9)                $.5
Other Comprehensive income (B)                           1.5                (3.9)                               (2.4)
           TOTAL                                        $3.4                                                   ($1.9)

(A)     Refer to page 41 for detail to allowed rate of return.

(B)Represents unrealized appreciation on marketable securities and a minimum pension liability adjustment.  Generally
       Accepted Accounting Principles require such amounts be recorded in the Proprietary Capital without being included in reported net income.  Since the SEC chart of accounts does not provide for such a common equity account, these amounts have been reflected in retained earnings.

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                   SCHEDULE XII
                                                  LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                         TERMS OF OBLIG                                                                                                          BALANCE AT
                                       CLASS & SERIES OF                                                      BALANCE AT                                          CLOSE OF
                                           OBLIGATION         DATE OF      INTEREST RATE        AMOUNT         3/31/01                        DEDUCTIONS (1)    YEAR 3/31/02
NAME OF CREDITOR                                             MATURITY                         AUTHORIZED                      ADDITIONS
ACCOUNT 223 - ADVANCES FROM
  ASSOCIATE COMPANIES:                                                                                 None          None                                 None           None
ACCOUNT 224 - OTHER LONG-TERM DEBT:                                                                    None          None                                 None           None
                                                                                                       None          None                                 None           None

(1) Give an explanation of deductions:

           None

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                                                  (In Thousands)

                                                   SCHEDULE XIII
                                          CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:         Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                                                            BALANCE AT
                                                                                                         CLOSE OF YEAR
                                                                                   BALANCE AT 3/31/01          3/31/02
DESCRIPTION
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES See Note A, Schedule XIV
             TOTAL
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
             National Grid USA (Trust)                                                            $ 8              $ -
             Massachusetts Electric Company                                                       458              724
             New England Power Company                                                             48               57
             Granite State Electric Company                                                         1                1
             The Narragansett Electric Company                                                     16              (5)
             NEES Communications, Inc.                                                                               1
             NEES Energy, Inc.                                                                     13                -
             Niagara Mohawk Power Corp.                                                                            203
             TOTAL                                                                               $544             $981
ACCOUNT 242 -MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
             NGUSA Goals                                                                      $ 1,177           $2,065
             Property Under Capital Lease                                                       2,492            3,437
             Healthcare Costs                                                                   1,512            1,465
             Accrued Payroll and Vacation Costs                                                 8,555            7,190
             TOTAL                                                                            $13,736          $14,157

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002

                                                   SCHEDULE XIV
                                           NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof.  Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Note A
      During 1981, certain subsidiaries of New England Electric System established a money pool to more effectively utilize cash resources of subsidiaries and to reduce outside short-term borrowings.  The SEC authorized the establishment of the money pool in Release No. 35-21987.  In 1983, the terms were amended in
Release No. 35-22900 to allow New England Electric System to invest in the money pool.  In 1986, the terms were amended in Release No. 35-24232 to allow New England Energy Incorporated and NEES Energy, Incorporated to invest in the money pool and New England Electric Transmission Corporation to invest in and borrow from the money pool.
In 1988, the terms were amended in Release No. 35-24733 to allow New England Hydro-Transmission Electric Company
Incorporated and New England Hydro-Transmission Corporation to invest in the money pool.  In 1992, the terms were amended in Release No. 35-25483 to remove NEES Energy, Incorporated from participation in the money pool, to allow New England Hydro-Transmission Electric Company and New England Hydro-Transmission Corporation to borrow from the money pool, to allow New England Hydro Finance Company, Incorporated and Narragansett Energy Resources
Company to invest in the money pool and to divide the borrowing members of the money pool into Group I and Group
II, consisting of wholly owned subsidiaries and non-wholly owned subsidiaries, respectively, with different borrowing priorities.  In 1995, the terms were amended in Release No. 35-26439 to allow Nantucket Electric
Company to invest in and borrow from the money pool.  In 2000, the terms were further amended in Release No.
35-27154 to permit National Grid USA to become the corporate successor to NEES as an investor in the Money Pool, and also to allow any National Grid subsidiary to participate in the Money Pool as lenders only.  In 2002, the terms were further amended in Release No. 35-27490 to permit Niagara Mohawk Power Corp. to invest in and borrow from the money pool.

      Short-term borrowing needs of subsidiaries are met first with available funds of other subsidiaries.
Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings.
Companies who invest in the pool share the interest earned on a basis proportionate to their average monthly investment in the money pool.  Funds may be withdrawn from or repaid to the pool at any time without prior notice.

      National Grid USA Service Company, Inc. was designated to administer the pool as agent for the member companies.  The Company has classified pool transactions of the member companies on a net basis in the current and prior year balance sheets.

      At March 31, 2002 the detail of this pool was as follows (in thousands):

Investments in the Pool:
          National Grid USA (Trust)                                                $ 461,250
          New England Hydro-Trans. Electric Co., Inc.                                  3,950
          New England Power Company                                                   99,300
          Granite State Electric Company                                               3,600
          EUA Energy Investment                                                        8,375                $ 576,475

Borrowings from the Pool:
          Nantucket Electric Company                                                 $   575
          Massachusetts Electric Company                                             176,600
          New England Hydro-Trans. Corp                                                  250
          New England Electric Trans. Corp                                             4,925
          Niagara Mohawk Power Corporation                                           343,000
          The Narragansett Electric Company                                           47,325
          National Grid USA Service Company                                            3,800                $ 576,475

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                    SCHEDULE XV
                                                STATEMENT OF INCOME

                                                                                      CURRENT YEAR               PRIOR
                                                                                            3/31/02               YEAR
ACCOUNT                                     DESCRIPTION                                                        3/31/01

                   INCOME
457                Services rendered to associate companies                                  $232.9             $206.7
458                Services rendered to non-associate companies                                  .5                 .2
421                Miscellaneous income or loss
                   TOTAL INCOME                                                              $233.4             $206.9
                   EXPENSE
920                Salaries and wages                                                        $ 95.8             $ 90.4
921                Office supplies and expenses                                                61.5               41.9
922                Administrative expense transferred - credit
923                Outside services employed                                                   29.7               28.6
924                Property insurance                                                            .1
925                Injuries and damages                                                         3.1                1.3
926                Employee pensions and benefits                                              14.4               20.4
928                Regulatory commission expense                                                                    .1
930.1              General advertising expenses
930.2              Miscellaneous general expenses                                               1.3                 .9
931                Rents                                                                       13.8               12.8
932                Maintenance of structures and equipment                                      1.9                1.8
403                Depreciation and amortization expense                                         .3
408                Taxes other than income taxes                                                6.9                5.7
409                Income taxes                                                               (2.8)                3.7
410                Provision for deferred income taxes                                          4.4                5.0
411                Provision for deferred income taxes - credit                                                  (8.2)
411.5              Investment tax credit                                                       (.1)
419                Interest income                                                                               (2.3)
426.1              Donations                                                                     .6                 .3
426.5              Other deductions
427                Interest on long-term debt
430                Interest on debt to associate companies                                     (.6)                 .2
431                Other interest expense                                                       2.6                2.5

                   TOTAL EXPENSE                                                             $232.9             $205.1

                   NET INCOME OR (LOSS)                                                        $ .5              $ 1.8

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                ANALYSIS OF BILLING

                                                ASSOCIATE COMPANIES
                                                    ACCOUNT 457

                                                                      INDIRECT
                                                  DIRECT COSTS   COSTS CHARGED    COMPENSATION FOR USE   TOTAL AMOUNT
          NAME OF ASSOCIATE COMPANY              CHARGED 457-1           457-2        OF CAPITAL 457-3         BILLED

National Grid USA                                        $ 4.0           $ 1.3            $                     $ 5.3
Nantucket Electric Company                                 1.2              .3                                    1.5
Massachusetts Electric Company                            98.5            13.9                      .1          112.5
New England Hydro-Transmission Electric Co.,
  Inc.                                                     2.1              .8                                    2.9
New England Hydro-Transmission Corp.                        .4              .1                                     .5
New England Power Company                                 32.9            10.5                      .1           43.5
New England Electric Transmission Corp.                     .6              .2                                     .8
National Grid Trans Services                                .2              .1                                     .3
Granite State Electric Company                             4.4              .8                                    5.2
The Narragansett Electric Company                         40.1             6.1                      .1           46.3
NEES Global Transmission                                    .3              .1                                     .4
National Grid UK                                           4.8              .5                                    5.3
NEES Communications, Inc.                                  2.8             1.1                                    3.9
NEES Energy, Inc.                                           .1                                                     .1
Niagara Mohawk Power Corp.                                 3.3             1.0                                    4.3

              TOTAL                                     $195.7           $36.8                    $0.3         $232.8

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                ANALYSIS OF BILLING
                                              NON ASSOCIATE COMPANIES
                                                    ACCOUNT 458

                                                                                                                                                                        TOTAL
                                                                    DIRECT COST        INDIRECT COST     COMPENSATION FOR USE                         EXCESS OR        AMOUNT
               NAME OF NONASSOCIATE COMPANY                       CHARGED 458-1        CHARGED 458-2         OF CAPITAL 458-3   TOTAL COST     DEFICIENCY 458-4        BILLED
1)       AT&T                                                                .2                                                         .2                   .1            .3
2)       Other                                                               .1                                                         .1                   .1            .2
                  TOTAL                                                    $ .3                                                       $ .3               $ .2            $ .5

INSTRUCTION:  Provide a brief description of the services rendered to each non-associated company:
1.) Billing- Rubber Goods
2.) Pre-Merger related training costs
3.) Billing related to use of NGUSA Training Center and other miscellaneous services.

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)
                                                   SCHEDULE XVI

                       ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
                                                            ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES    TOTAL CHARGES FOR SERVICE
                                                           irect     Indirect            irect                         irect Cost Indirect
                                                          D  Cost      Cost      Total  D  Cost   Indirect Cost Total D             Cost      Total
     920Salaries and Wages                                      86.4        9.3     95.7       0.1          0.0    0.1       86.5        9.3     95.8
     921Office Supplies and Expenses                            49.1       12.1     61.2       0.3          0.0    0.3       49.4       12.1     61.5
     922Administrative Expense transferred credit                0.0        0.0      0.0       0.0          0.0    0.0        0.0        0.0      0.0
     923Outside Services Rendered                               27.9        1.7     29.6       0.1          0.0    0.1       28.0        1.7     29.7
     924Property Insurance                                       0.1        0.0      0.1       0.0          0.0    0.0        0.1        0.0      0.1
     925Injuries and Damages                                     2.8        0.3      3.1       0.0          0.0    0.0        2.8        0.3      3.1
     926Employee Pensions and Benefits                          13.1        1.3     14.4       0.0          0.0    0.0       13.1        1.3     14.4
     928Regulatory Commission Expense                          (0.0)        0.0      0.0       0.0          0.0    0.0      (0.0)        0.0      0.0
   930.1General Advertising Expense                              0.0        0.0      0.0       0.0          0.0    0.0        0.0        0.0      0.0
   930.2Miscellaneous General Expense                            1.3        0.0      1.3       0.0          0.0    0.0        1.3        0.0      1.3
     931Rents                                                    7.6        6.2     13.8       0.0          0.0    0.0        7.6        6.2     13.8
     932Maintenance of Structures and Equipment                  0.2        1.7      1.9       0.0          0.0    0.0        0.2        1.7      1.9
     403Depreciation & Amortization Expense                      0.3        0.0      0.3       0.0          0.0    0.0        0.3        0.0      0.3
     408Taxes Other Than Income Taxes                            6.2        0.7      6.9       0.0          0.0    0.0        6.2        0.7      6.9
     409Income Taxes                                             0.0      (1.7)    (1.7)     (0.1)        (1.0)  (1.1)        0.0      (2.8)    (2.8)
     410Provisions for Deferred Income Taxes                     0.0        2.7      2.7       0.0          1.6    1.6        0.0        4.4      4.4
     411Provisions for Deferred Income Taxes-Credit              0.0        0.0      0.0       0.0          0.0    0.0        0.0        0.0      0.0
   411.5Investment Tax Credit                                    0.0      (0.0)    (0.0)       0.0        (0.0)  (0.0)        0.0      (0.1)    (0.1)
     419Interest Income                                          0.0        0.0      0.0       0.0          0.0    0.0        0.0        0.0      0.0
   426.1Donations                                                0.0        0.6      0.6       0.0          0.0    0.0        0.0        0.6      0.6
   426.5Other Donations                                          0.0        0.0      0.0       0.0          0.0    0.0        0.0        0.0      0.0
     427Interest on Long-Term Debt                               0.0        0.0      0.0       0.0          0.0    0.0        0.0        0.0      0.0
     431Other Interest Expense                                   1.9        0.7      2.6       0.0          0.0    0.0        1.9        0.7      2.6
        TOTAL EXPENSES                                       $196.9      $35.6   $232.5      $0.4         $0.6   $1.0     $197.4      $36.1   $233.5
        Compensation for use of Equity Capital                                       0.3                           0.2                            0.5
     430Interest on Debt to Associate Companies                                    (0.6)                           0.0                          (0.6)
        TOTAL COST OF SERVICE                                                    $232.2                          $1.2                         $233.4

         INSTRUCTION:          Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)
                                                   SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

        DESCRIPTION OF ITEMS                               AMOUNT     OVERHEAD           01         02          03         04         05         06         07
920     Salaries and wages                                       $95.8                      $4.0       $4.1        $5.6       $1.5       $4.7       $7.4      $13.4
921     Office supplies and expenses                             $61.5                       1.8        3.3        16.3        0.5        0.5        3.0       21.1
922     Administrative expense transferred-credit
923     Outside services employed                                $29.7                       7.0        0.8         1.1                   0.2        1.1        9.6
924     Property insurance                                        $0.1
925     Injuries and damages                                      $3.1                                                                               1.0
926     Employee pensions and benefits                           $14.4                     (0.2)                                                    14.1
928     Regulatory commission expense
930.1   General advertising expenses
930.2   Miscellaneous general expense                             $1.3                       0.3                                                   (0.4)
931     Rents                                                    $13.8                                  0.4         2.4        0.5        0.1        3.5        2.5
932     Maintenance of structures and equipment                   $1.9                                                                               1.6
403     Depreciation and amortization expense                     $0.3
408     Taxes other than income taxes                             $6.9                       0.1        0.3         0.4        0.2        0.3        0.3        1.0
409     Income taxes                                            ($2.8)          (2.8)
410     Provision for deferred income taxes
411     Provision for deferred income taxes- credit               $4.4            4.4
411.5   Investment tax credit                                   ($0.1)          (0.1)
419     Interest income
426.1   Donations                                                 $0.6                                                                                0.5
426.5   Other deductions
427     Interest on long term debt
430     Interest on debt to associate companies                 ($0.6)
431     Other interest expense                                    $2.6                                                                             (0.2)
                        TOTAL EXPENSES                         $232.9                     $13.0       $8.9       $25.8       $2.7       $5.8      $31.9      $47.6

INSTRUCTION:         Indicate each department or service function.  (See Instruction 01-3
                     General Structure of Accounting System: Uniform System of Accounts)

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                             SCHEDULE XVII - CONTINUED

            DESCRIPTION OF ITEMS                              08         09          10         11         12         13         14          15         16         17
920         Salaries and wages                                   $2.8       $0.7       $16.5       $2.1       $4.5       $0.7      $12.3        $3.7       $0.9       $2.2
921         Office supplies and expenses                          1.5                  (1.9)        3.2        0.3        0.1        5.1         3.8        1.1        0.1
922         Administrative expense transferred-credit
923         Outside services employed                             0.2        0.2         0.1                   0.4                   0.6         7.3        0.1
924         Property insurance                                                                      0.1
925         Injuries and damages                                             0.1         0.1        1.8
926         Employee pensions and benefits                                             (0.1)        0.3        0.1                                          0.1
928         Regulatory commission expense
930.1       General advertising expenses
930.2       Miscellaneous general expense                                    0.1                    0.1                                          1.2
931         Rents                                                 0.3        0.1         0.6                                         3.1
932         Maintenance of structures and equipment                                                                                  0.3
403         Depreciation and amortization expense                                                                                    0.3
408         Taxes other than income taxes                         0.2        0.1         1.4        0.1        0.4        0.1        1.0         0.2        0.1        0.1
409         Income taxes
410         Provision for deferred income taxes
411         Provision for deferred income taxes- credit
411.5       Investment tax credit
419         Interest income
426.1       Donations                                                                                          0.1
426.5       Other deductions
427         Interest on long term debt
430         Interest on debt to associate companies                                                          (0.6)
431         Other interest expense                                                                             2.8
                            TOTAL EXPENSES                      $5.0       $1.3       $16.7       $7.7       $9.5       $0.9      $22.7       $16.2       $2.3       $2.4

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                             SCHEDULE XVII - CONTINUED

            DESCRIPTION OF ITEMS                              18         19          20         21
920         Salaries and wages                                   $2.3       $4.6        $0.3       $1.6
921         Office supplies and expenses                          0.3        1.1                    0.3
922         Administrative expense transferred-credit
923         Outside services employed                                        0.6         0.3        0.1
924         Property insurance
925         Injuries and damages                                                         0.1
926         Employee pensions and benefits                                   0.1
928         Regulatory commission expense
930.1       General advertising expenses
930.2       Miscellaneous general expense
931         Rents                                                            0.2         0.1
932         Maintenance of structures and equipment
403         Depreciation and amortization expense
408         Taxes other than income taxes                         0.2        0.3                    0.1
409         Income taxes
410         Provision for deferred income taxes
411         Provision for deferred income taxes- credit
411.5       Investment tax credit
419         Interest income
426.1       Donations
426.5       Other deductions
427         Interest on long term debt
430         Interest on debt to associate companies
431         Other interest expense
                            TOTAL EXPENSES                      $2.8       $6.9        $0.8       $2.1

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                         DEPARTMENTAL ANALYSIS OF SALARIES
                                                    ACCOUNT 920

                                           Total                      Other                  Employees
                                                       Parent               Non-Associates

--------------------------------------------------------------------------------------------------------
Management                          $             $            $             $
                                   4.0           0.2          3.8           -                        17
--------------------------------------------------------------------------------------------------------
Customer Service                    $             $            $             $                       62
                                   4.1           -            4.1           -
--------------------------------------------------------------------------------------------------------
Engineering                         $             $            $             $
                                   5.6           -            5.6           -                        69
--------------------------------------------------------------------------------------------------------
Supply Chain Management             $             $            $             $
                                   1.5           -            1.5           -                        26
--------------------------------------------------------------------------------------------------------
Transmission                        $             $            $             $
                                   4.7           -            4.7           -                        86
--------------------------------------------------------------------------------------------------------
Human Resources                     $             $            $             $
                                   7.3           1.0          6.3           -                        52
--------------------------------------------------------------------------------------------------------
Information Services                $             $            $             $
                                  13.4            -           13.4           -                      179
--------------------------------------------------------------------------------------------------------
Retail Services                     $             $            $             $
                                   2.8           -            2.8           -                        36
--------------------------------------------------------------------------------------------------------
Environmental                       $             $            $             $
                                   0.7           -            0.7           -                         9
--------------------------------------------------------------------------------------------------------
Construction/Electrical             $             $            $             $
                                  16.5            -          16.5            -                      252
--------------------------------------------------------------------------------------------------------
Treasury/Financial Forecasting      $             $            $             $
                                   2.1           0.6          1.5           -                        22
--------------------------------------------------------------------------------------------------------
Corporate Accounting/Tax            $             $            $             $
                                   4.5           0.1          4.4           -                        75
--------------------------------------------------------------------------------------------------------
Internal Audit                      $             $            $             $
                                   0.7           -            0.7           -                         9
--------------------------------------------------------------------------------------------------------
Retail Operations                   $             $            $             $
                                  12.3            -          12.2           0.1                     166
--------------------------------------------------------------------------------------------------------
Corporate Legal                     $             $            $             $
                                   3.7           0.6          3.1           -                        30
--------------------------------------------------------------------------------------------------------
Corporate Communications            $             $            $             $
                                   1.0           -            1.0           -                        10
--------------------------------------------------------------------------------------------------------
NEES Communications                 $             $            $             $
                                   2.1           -            2.1           -                        18
--------------------------------------------------------------------------------------------------------
Dispatching                         $             $            $             $
                                   2.3           -            2.3           -                        27
--------------------------------------------------------------------------------------------------------
Distribution Finance                $             $            $             $
                                   4.6           0.1          4.5           -                        62
--------------------------------------------------------------------------------------------------------
Safety                              $             $            $             $
                                   0.3           -            0.3           -                         6
--------------------------------------------------------------------------------------------------------
Property Management                 $             $            $             $
                                   1.6           -            1.6           -                        22
--------------------------------------------------------------------------------------------------------

                                $ 95.8         $ 2.6        $93.1         $ 0.1                   1,235
                                   =====================================================================

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                                                   (In Millions)

                                             OUTSIDE SERVICES EMPLOYED
                                                    ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

             FROM WHOM PURCHASED                         TYPE OF SERVICE                RELATIONSHIP            AMOUNT
                                                                                      "A"- ASSOCIATE
                                                                                 "NA"- NON ASSOCIATE
LEGAL SERVICES
Choate, Hall & Stewart                                    Legal Services              NA                          $0.2
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Glenn E. Dawson                                           Legal Services              NA                           0.2
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Hale & Dorr Legal Services                                Legal Services              NA                           0.2
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Holland & Knight LLP                                      Legal Services              NA                           0.3
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Leboeuf, Lamb, Greene and MacRae, LLP                     Legal Services              NA                           2.8
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Patton Boggs, LLP                                         Legal Services              NA                           0.5
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Ropes and Gray                                            Legal Services              NA                           0.2
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Suburban Staffing                                         Legal Services              NA                           0.1
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Swidler Berlin Shereff Friedman, LLP                      Legal Services              NA                           1.9
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Fifty-three Vendors (Each Under $100,000)                                                                          0.8
---------------------------------------------- -------------------------- --------------------------- -----------------
------------------------ ------------------------------------------------ --------------------------- -----------------
                         TOTAL LEGAL SERVICES                                                                      7.2
======================== ================================================ =========================== =================
============================================== ========================== =========================== =================
ENGINEERING SERVICES
Bluestone Energy                                    Engineering Services              NA                         $ 0.2
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Clarence J. Sasso                                   Engineering Services              NA                           0.2
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Energy Initiatives Group LLC                        Engineering Services              NA                           0.2
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Parsons Main, Inc.                                  Engineering Services              NA                           0.3
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
UK Grid Group                                       Engineering Services              NA                           0.1
---------------------------------------------- -------------------------- --------------------------- -----------------
---------------------------------------------- -------------------------- --------------------------- -----------------
Nineteen Vendors (Each Under $100,000)                                                                             0.3
---------------------------------------------- -------------------------- --------------------------- -----------------
------------------------ ------------------------------------------------ --------------------------- -----------------
                         TOTAL ENGINEERING SERVICES                                                               $1.3
======================== ================================================ =========================== =================
============================================== ========================== =========================== =================

MANAGEMENT CONSULTING SERVICES
Accenture                                      Management Consultants                    NA                       $0.3
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Hewitt Associates                              Management Consultants                    NA                        0.3
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Mercer Management                              Management Consultants                    NA                        3.4
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Towers Perrin                                  Management Consultants                    NA                        0.2
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Workscape                                      Management Consultants                    NA                        0.1
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Nineteen Vendors (Each Under $100,000)                                                                             0.5
---------------------------------------------- ------------------------------ ------------------------- ---------------
------------------------ ------------------------------------------------------------------------------ ---------------
                                             TOTAL MANAGEMENT CONSULTING SERVICES                                $ 4.8
======================== ============================================================================== ===============

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
                                         For the Year Ended March 31, 2002
                                                   (In Millions)
                                       OUTSIDE SERVICES EMPLOYED - CONTINUED
                                                    ACCOUNT 923

             FROM WHOM PURCHASED                             TYPE OF SERVICE              RELATIONSHIP          AMOUNT
                                                                                        "A"- ASSOCIATE
                                                                                   "NA"- NON ASSOCIATE
ACCOUNTING SERVICES
Pricewaterhouse Coopers                        Accounting Consultants                    NA                      $ 0.4
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Two Vendors (Each Under $100,000)                                                                                  0.1
---------------------------------------------- ------------------------------ ------------------------- ---------------
------------------------ ---------------------------------------------------- ------------------------- ---------------
                         TOTAL ACCOUNTING SERVICES                                                               $ 0.5
======================== ==================================================== ========================= ===============
============================================== ============================== ========================= ===============
OTHER SERVICES
Aminet Solutions                               Professional Services                     NA                      $ 0.7
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
American Consulting Group                      Human Resources Management                NA                        0.2
                                                 Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Apex Consulting Group, Inc                     Information Systems                       NA                        0.7
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Bankers Leasing                                Information Systems                       NA                        0.2
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Du Pont Company                                Human Resources Management                NA                        0.3
                                                 Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
EDI Specialists, Inc                           Information Systems                       NA                        0.6
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Eliassen Group, Inc.                           Information Systems                       NA                        0.2
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Environmental Management                       Professional Services                     NA                        0.1
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Ernst & Young                                  Professional Services                     NA                        0.1
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
IBM Corporation                                Information Systems                       NA                        2.7
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Keane, Inc.                                    Information Systems                       NA                        0.6
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Kema Consulting                                Professional Services                     NA                        0.2
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Kforce.Com                                     Human Resources Management                NA                        0.4
                                                 Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Maxima Consulting                              Information Systems                       NA                        0.4
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Modis                                          Information Systems                       NA                        0.2
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Meta Group, Inc.                               Information Systems                       NA                        1.0
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Peter L. Bugbee                                Professional Services                     NA                        0.4
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Pinkerton Services                             Professional Services                     NA                        0.1
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Pricewaterhouse Coopers                        Human Resources Management                NA                        1.6
                                                 Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Professional Logistics, Inc.                   Human Resources Management                NA                        0.1
                                                 Services
---------------------------------------------- ------------------------------ ------------------------- ---------------

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
                                         For the Year Ended March 31, 2002
                                                   (In Millions)
                                       OUTSIDE SERVICES EMPLOYED - CONTINUED
                                                    ACCOUNT 923

             FROM WHOM PURCHASED                             TYPE OF SERVICE              RELATIONSHIP          AMOUNT
                                                                                        "A"- ASSOCIATE
                                                                                   "NA"- NON ASSOCIATE
Reliance Systems                               Information Systems                       NA                        0.7
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Regional Economic Research                     Professional Services                     NA                        0.1
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Sapphire Technologies                          Information Systems                       NA                        1.2
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Sullivan and Cogliano                          Information Systems                       NA                        0.2
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Sysman                                         Management Services                       NA                        0.6
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Towers Perrin                                  Human Resources Management                NA                        0.2
                                                 Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Triad Employment Services                      Human Resources Management                NA                        0.7
                                                 Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Whitehead Mann Pendleton James                 Human Resources Management                NA                        0.2
                                                 Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Whitridge Associates, Inc.                     Information Systems                       NA                        0.1
                                                 Professional Services
---------------------------------------------- ------------------------------ ------------------------- ---------------
---------------------------------------------- ------------------------------ ------------------------- ---------------
Seventy three vendors (each under $100,000)                                                                        0.7
---------------------------------------------- ------------------------------ ------------------------- ---------------
------------------------ ---------------------------------------------------- ------------------------- ---------------
                         TOTAL OTHER SERVICES                                                                   $ 15.8
======================== ==================================================== ========================= ===============
======================== ==================================================== ========================= ===============
                                             GRAND TOTAL                                                         $29.6
======================== ==================================================== ========================= ===============

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                                                  (In Thousands)

                                          EMPLOYEE PENSIONS AND BENEFITS
                                                    ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

                  DESCRIPTION                                                                    AMOUNT

                  Pensions                                                                       $2,004
                  Postretirement Benefits Other than Pensions                                     5,980
                  Postemployment Benefits                                                         (168)
                  Group Insurance Premiums                                                        1,004
                  Executive Life Insurance                                                      (4,886)
                  Medical Insurance Premiums                                                      5,660
                  Employee Publications                                                             116
                  Employee Educational Aid                                                          388
                  Employee Thrift Plan                                                            3,486
                  Employee Occupational Health Service                                              163
                  Employee Awards                                                                    94
                  Employee Benefits Administration                                                  337
                  Miscellaneous (Each Under $25,000)                                                256

                               TOTAL                                                            $14,434

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                                                  (In Thousands)

                                           GENERAL ADVERTISING EXPENSES
                                                   ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition.  If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

                  DESCRIPTION                         NAME OF PAYEE                     AMOUNT

                                                                                        None
                                               TOTAL                                    None

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                                                  (In Thousands)

                                          MISCELLANEOUS GENERAL EXPENSES
                                                   ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature.  Payments and expenses permitted by
                  Sections 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in
                  1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

                  DESCRIPTION                                                                    AMOUNT

                  Annual Meeting Costs                                                             $ 58
                  Membership Dues - Company                                                       1,214
                              TOTAL                                                              $1,272

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                       RENTS
                                                    ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of
                  Accounts.

                  TYPE OF PROPERTY                                                               AMOUNT

                  Building Rents                                                                  $ 4.8
                  Microwave and Tele-metering Equipment                                             0.8
                  Computer Hardware and Software                                                    2.2
                  Transportation Equipment                                                          1.5
                  Capital Lease - Computer Information Systems                                      3.4
                  Office and Other Equipment                                                        1.2
                              TOTAL                                                               $13.9

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                           TAXES OTHER THAN INCOME TAXES
                                                    ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income Taxes".  Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.

                  KIND OF TAX                                                                          AMOUNT

                  1)       OTHER THAN U.S. GOVERNMENT TAXES
                                     State Unemployment                                                 $ 0.4
                                     State Excise                                                         0.1
                                     SUBTOTAL                                                             0.5

                  2)       U.S. GOVERNMENT TAXES
                                     Federal Unemployment                                                 0.1
                                     Federal Insurance Contribution Act - Company                         6.3
                                     SUBTOTAL                                                             6.4

                                     TOTAL                                                               $6.9

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                     DONATIONS
                                                   ACCOUNT 426.1

INSTRUCTIONS:         Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

                                                       PURPOSE OF DONATION                      AMOUNT
UNITED WAY                                             Matching Gifts Program                      168
AMERICAN RED CROSS                                     Matching Gifts Program                       38
THE ALLIANCE TO SAVE ENERGY                            Matching Gifts Program                       10
DANA-FARBER CANCER INSTITUTE                           Matching Gifts Program                       12
WORCESTER ART MUSEUM                                   Matching Gifts Program                       12
THE NATURE CONSERVANCY                                 Matching Gifts Program                       10
AMERICAN CANCER SOCIETY                                Matching Gifts Program                       10
THE SALVATION ARMY                                     Matching Gifts Program                        8
OXFAM AMERICA, INC.                                    Matching Gifts Program                        8
WGBH EDUCATIONAL                                       Matching Gifts Program                        7
VERMONT HISTORICAL SOCIETY                             Matching Gifts Program                        7
THE ALS ASSOCIATION MA CHAPTER                         Matching Gifts Program                        7
ST JOHNS SEMINARY                                      Matching Gifts Program                        7
NORTHEASTERN UNIVERSITY                                Matching Gifts Program                        5
AVON BREAST CANCER 3-DAY                               Matching Gifts Program                        5
CATHOLIC CHARITIES                                     Matching Gifts Program                        5
PROBLEM PREGNANCY                                      Matching Gifts Program                        5
AMERICAN DIABETES ASSOCIATION                          Matching Gifts Program                        4
ASOCIACIION TEPEYAC                                    Matching Gifts Program                        4
AIDS ACTION COMMITTEE                                  Matching Gifts Program                        4
ST. PETER MARIAN JR/SR.H.S.                            Matching Gifts Program                        4
MASSACHUSETTS INSTITUTE OF TECHNOLOGY                  Matching Gifts Program                        4
WORCESTER POLYTECHNIC INSTITUTE                        Matching Gifts Program                        4
BOSTON COLLEGE                                         Matching Gifts Program                        4
COLLEGE OF THE HOLY CROSS                              Matching Gifts Program                        4
THE HOSPICE FOUNDATION                                 Matching Gifts Program                        4
AMERICAN HEART ASSOC MASS                              Matching Gifts Program                        4
BELMONT HILL SCHOOL                                    Matching Gifts Program                        4
CHILDREN'S HAVEN, INC.                                 Matching Gifts Program                        4
WEST POINT FUND/ASSOC                                  Matching Gifts Program                        4
UMASS MEMORIAL FOUNDATION                              Matching Gifts Program                        3
POPE JOHN XXIII                                        Matching Gifts Program                        3
MISCELLANEOUS (573 Items) (Each Vendor Under $3,000)   Matching Gifts Program for
                                                       educational institutions and
                                                       other charitable organizations              194
                                                                                                   ___
                                                                                                   576
                                                                                                   ===

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                                                 OTHER DEDUCTIONS
                                                   ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account426.5, "Other Deductions", classifying such expenses according to their nature.

                  DESCRIPTION                            NAME OF PAYEE                        AMOUNT

                                                                                              None
                                                  TOTAL                                       None

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002

                                                  SCHEDULE XVIII
                                           NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof.  Furnish particulars as to any significant increase in services rendered or expenses incurred during the year.  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

                                    No Significant Notes

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
                                                ORGANIZATION CHART
                                         For the Year Ended March 31, 2002

                                                               President & Chief Executive Officer NGUSA
                                                                     (01)

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                               Corporate
Sr.Vice President       Executive VP         Vice President          Sr.Vice President     VP, CFO & Treasurer      President              Communications     Internal Audit
(03)                    (01)                 (01)                    (15)                  (01)                         NEES Communications    (16)               (13)
                                                                                                                        (17)
                                                                                           Treasury/Financial
Engineering             Customer Service     Human Resources         Environmental         Forecasting
(03)                    (02)                 (06)                    (09)                  (11)                      NEES Communications
                                                                                                                     (17)

Supply Chain Management Transmission         Information Services    Corporate Legal       Corporate Accounting / Tax
(04)                    (05)                 (07)                    (15)                  (12)

Environmental           Retail Services      Property Management
(09)                    (08)                 (21)

Construction/ ElectricalRetail Operations
(10)                    (14)

                        Dispatching
                        (18)

                        Distribution Finance
                        (19)

                        Safety
                        (20)

The numbers that appear with Department are a cross reference to Page 27.

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002

                                               METHODS OF ALLOCATION

         Inventory, less fuel

         Microwave air line circuit miles

         Number of employees

         Number of customers

         Number of meters in service

         Transmission and distribution operation and maintenance expenses (excluding transmission of electricity by others), customers accounts, customer service and information, and sales expenses.

         Number of purchase orders

         Archive space occupied

         Budgeted transmission/distribution operation and maintenance expenditures

         Budgeted transmission/distribution capital expenditures

         Number of aerial devices

         Average of number of purchase orders issued, number of checks processed and inventory balances

         Total billings to associated companies for services rendered (excluding convenience payments)

         Materials and supplies issues

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.

                                         For the Year Ended March 31, 2002
                              (In Millions, Rounded to Hundred Thousands of Dollars)

                            ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

      As authorized by Commission's File No. 70-6353 and amendment No. 11 dated August 18, 1995, and Commission's
      File No. 70-9673 dated January 2, 2001, National Grid USA Service Company, Inc. included in its service charge to customers for the year 2001 the amount of $.5 million dollars.  The following is a schedule indicating a breakdown of this billing:

                                                          Associated Companies       Non-Associated              Total
                                                                                        Companies
Total Compensation                                                     $.5                  -                      $.5
Excess of Revenues Billed Over Costs Incurred to                        (.2)               .2                        -
  Non-Associated Companies
Compensation for Use of Equity Capital Billed                          $.3                 $.2                     $.5

     The Company is authorized by order 70-6353 and amended thereto to use a rate of return on Common Equity of
      New England Power Company as authorized in FERC proceedings through January 2001, and by order 70-9673, a rate of return on Common Equity of The Narragansett Electric Company beginning February 2001.

Common Equity:
            April 2001 - March 2002                                                                               $5.0

Amount of Equity Return:
            April 2001 - March 2002 @10.50%                                                                        $.5

                             ANNUAL REPORT OF NATIONAL GRID USA SERVICE COMPANY, INC.
                                         For the Year Ended March 31, 2002

                                                 SIGNATURE CLAUSE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                      National Grid USA Service Company, Inc.
                                          ------------------------------
                                            (Name of Reporting Company)

                                                        By:
                                             s/ Edward A. Capomacchio, Jr.
                       --------------------------------------------------------------------
                                          (Signature of Signing Officer)

                                         E. A. Capomacchio, Jr. Controller
                                          -------------------------------
                                    (Printed Name and Title of Signing Officer)

(PAGE)

(A copy of this letter was sent to all Associate Companies who were billed during the fiscal year ended March 31,
2002 (See Page 21).)
                                                         National Grid USA Service Company, Inc.
                                                         25 Research Drive
                                                         Westborough, MA  01582-0099
                                                         Tel.(508) 389-2900

This letter is being sent pursuant to Rule 93 of the Securities and Exchange Commission (SEC) under the Public
Utility Holding Company Act (P.U.H.C.A.) of 1935.  As authorized by the P.U.H.C.A. of 1935, Release No. 35-21354 dated December 21, 1979, National Grid USA Service Company, Inc. was allowed to include in its billings a charge for compensation for use of equity capital.  The Company was authorized by the SEC to design this charge so as to produce a return on common equity of 11.25% for January, 1999 through January, 2001.  In Release No. 35-27333 dated January 5, 2001, the Company was authorized by the SEC to produce a return on common equity of 10.50% for
February, 2001 through March, 2001.  These calculations were developed as follows:

                              (In Millions, Rounded to Hundred Thousands of Dollars)

        NGUSASCo Common Equity:
                    (Excluding Retained Earnings)
                    April 2001 - March 2002                                                     $5.0

        Return on Common Equity:
                    April 2001 - March 2002 @ 10.50%                                             $.5

This total compensation for use of equity capital is allocated to each company serviced by National Grid USA
Service Company, Inc., based on the percent of direct payroll charged to each company.

To the extent National Grid USA Service Company, Inc. billings to non-associate companies exceed or are less than its costs (including its compensation for use of equity capital), such excess or deficiency is used to adjust the charges for compensation for use of equity capital to our associate companies.

The table below shows the billings in 2000 for compensation for use of equity capital.

                                                          Associated Companies       Non-Associated              Total
                                                                                        Companies
Total compensation for use of equity capital                       $.5                      -                      $.5
Excess of revenues billed over costs incurred to                  (.2)                     .2                        -
non-associate companies
Compensation for use of equity capital billed                      $.3                     $.2                     $.5

During the fiscal year ended March 31, 2002, (company name) was charged $________ for compensation for use of equity capital by National Grid USA Service Company, Inc.; this amount reflects a proportionate share of the reduction for earnings from billings to non-associates.

Very truly yours,

Edward A. Capomacchio, Jr.
Controller

                                          Supplement to the Form U-13-60
                           Service Transactions among the National Grid System companies
                                      (Excepting National Grid USA companies)
                                          and National Grid USA companies
                                     For the Fiscal Year Ended March 31, 2002

1.       A narrative description of the services rendered by individual National Grid System companies (excepting the National Grid USA companies) to the National Grid USA companies and by the National Grid USA Companies to other National Grid System companies

The following services were rendered in the fiscal year ended March 31, 2002 from the National Grid Group to the
National Grid USA System companies

Company Secretary and General Counsel
-------------------------------------------
         Services include ensuring stock exchange and SEC compliance and filings, producing the annual reports and Form 20-F, arranging the AGM and any other shareholder meetings, board and other high level meetings, administration of share schemes and ensuring strong corporate governance is in place and complied with.

Strategy
---------------
         Services include development of Group strategies with Directors, introduction and promotion of Group initiatives, monitoring of external strategic thinking, and best practice developments to allow their incorporation into Group strategies

Finance
-------------
         Services include provision of technical accounting advice (UK and US GAAP), management and statutory financial reporting (UK and US GAAP), business planning, taxation planning and reporting Group treasury activities.

Human Resources
---------------------------
         Services include payroll and HR administration for UK Group employees, together with support and involvement in the Niagara Mohawk acquisition/integration process, setting remuneration policy for senior management & gaining approvals, provision of expatriate administration services for secondees to and from the US, as well as facilitation of management succession planning & management development initiatives.

Internal Audit
--------------------------
         Internal Audit function monitors and maintains internal controls within the Group.

Investor Relations
---------------------------------
         Investor Relations activities include preparation of announcements of financial results, liaison with financial analysts, management of communications with investors and financial institutions to ensure that the financial community is kept fully informed about company strategy and performance.

Board of Directors
---------------------------------
         Provide stewardship activities for the Group

Corporate Affairs/Communications
----------------------------------------------------------
         Creation and promotion of the company's corporate image, management of communications with a range of external and internal audiences, stewardship advice of government affairs, development of environmental policy and compliance with environmental audit program.

Regulation
-------------------
         Stewardship advice of group regulatory issues

The following services were rendered from National Grid USA Service Company to other National Grid Group companies:

         Legal Services for Silica Networks
         Corporate Communication Services for National Grid Group
         Board Meetings for Intelig
         Treasury Services for National Grid Group
         Regulatory support for OFGEM price review
         Directors' expenses for National Grid Group board meeting
         Legal Services for sale of Teldata
         Business Development activities
         Procurement of Transmission Towers

2.       Disclosure of the dollar amount of services rendered according to category or department.

Services rendered by National Grid Group to National Grid USA by department or category:

             Board of Directors                                                   $2,982
             Human Resources                                                       1,941
             Internal Audit                                                           44
             Company Secretary/Legal                                               2,069
             Corporate Affairs/Communications                                      1,498
             Finance                                                               1,867
             Strategy                                                              1,323
             Investor Relations                                                      609
             Regulation                                                              132

             Total                                                               $12,465

Services rendered by National Grid USA to National Grid System companies by department:

SERVICE                                                              DEPARTMENT
Legal Services for Silica Networks                                   Legal
Legal Services for Niagara Mohawk merger                             Legal
Merger Strategy                                                      Executive Management
                                                                     Legal
Corporate Communication Services for National Grid Group             Corporate Communications
Board Meetings for Intelig                                           Executive Management
                                                                     Legal
Treasury Services for National Grid Group                            Distribution Finance
Regulatory support for OFGEM price review                            Rates and Regulation
                                                                     Legal
Directors' expenses for National Grid Group board meeting            Executive Management
Legal Services for sale of Teldata                                   Legal
Business Development activities                                      Engineering
                                                                     Human Resources
                                                                     Executive Management
                                                                     Legal
Procurement of Transmission Towers                                   Transmission

         Service Costs by Department
                  Legal                                                            $2,119
                  Executive Management                                                347
                  Transmission                                                        210
                  Safety                                                              135
                  Corporate Communications                                            348
                  Business Development                                              3,855
                  Shareholder Services                                                380
                  Other                                                               305
                  Total                                                            $7,699

3.       Identification of companies rendering services and recipient companies, including disclosure of the allocation of service costs among the companies in the National Grid USA group.

National Grid Group Companies rendering services to National Grid USA

         National Grid Group

The costs were allocated as follows among National Grid USA companies:

         National Grid USA                                                                $1,390
         Nantucket Electric Company                                                           53
         Massachusetts Electric Company                                                    4,553
         New England Hydro-Transmission Electric Co, Inc.                                     50
         New England Hydro-Transmission Company                                               32
         New England Power Company                                                         1,460
         New England Electric Transmission                                                    22
         Granite State Electric Company                                                      180
         The Narragansett Electric Company                                                 1,936
         Wayfinder Group, Inc.                                                                 6
         NEES Communications, Inc.                                                            87
         EUA Energy Investment                                                                 6
         Niagara Mohawk Power Corp                                                         2,372
         National Grid Group                                                                 312
         Metrowest Realty                                                                      6

         Total                                                                           $12,465

National Grid USA Companies rendering services to other National Grid Group companies:

         National Grid USA Service Company
         National Grid Group
         Intelig
         Silica Networks

4.       Disclosure of the number of National Grid USA employees engaged in rendering services to other National
Grid System companies on an annual basis, stated as an absolute and as a percentage of total employees.

Number of National Grid USA employees who rendered services during fiscal year 2002

         11 employees
         less than 1%  of total employees at March 31, 2002